Exhibit 99.1

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES COMMENCEMENT OF TRADING ON THE NEW YORK STOCK EXCHANGE AND ANNOUNCES ITS JUNE CASH DISTRIBUTION

FOR IMMEDIATE RELEASE, Thursday, June 22, 2006

PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to announce its units are now trading on the NYSE and to confirm its June distribution dates

Calgary, June 22 /CNW/ - Penn West Energy Trust (“Penn West”) is pleased to announce that its units commenced trading on the New York Stock Exchange (NYSE) today under the ticker symbol “PWE”. Penn West’s Chairman, John Brussa, and President and CEO, Bill Andrew, rang The Opening Bell (SM) at 9:30 a.m. (EDT) to open today’s NYSE trading.

Penn West is pleased to be listed on the NYSE and believes it will result in improved liquidity for all of Penn West’s unitholders and greater future access to U.S. capital markets.

Penn West also confirms that its June 2006 cash distribution will be CDN $0.34 per trust unit (approximately US $0.30) payable on July 14, 2006 to unitholders of record on June 29, 2006. The ex-distribution date is June 27, 2006.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN and on the New York Stock Exchange under the symbol PWE.

 Forward Looking Statements

Statements in this news release regarding the benefits to be derived from the NYSE listing, constitute forward-looking statements under applicable securities laws and necessarily involve risks and uncertainties, including, but not limited to, risks associated with oil and natural gas exploration, development, exploitation, production, marketing and transportation, loss of markets, currency fluctuations, imprecision of reserves estimates, environmental risks, competition, incorrect assessments of the value of acquisitions, capital expenditure estimates, oil and natural gas price volatility, general economic, industry and stock market conditions, risks associated with the completion and integration of Penn West’s proposed merger with Petrofund Energy Trust, the failure of Penn West to successfully execute its business strategy, and the lack of ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at

Penn West’s website (www.pennwest.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Penn West undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

For further information, please contact:

PENN WEST ENERGY TRUST
Suite 2200, 425 - First Street S.W.
Calgary, Alberta T2P 3L8

Phone: (403) 777-2500
Toll-free: 1-866-693-2707
Fax: (403) 777-2699
Website: www.pennwest.com
E-mail: investor_relations@pennwest.com

William Andrew, President and CEO
Phone: (403) 777-2502